Securities and Exchange Commission

Washington, DC 20549

FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
COMPANY ACT OF 1940

        The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:          Community Investment Partners III, L.P., LLLP

Address of Principal Business Office (No. & Street, City, State, Zip Code):            12555 Manchester Road, St. Louis, MO 63131

Telephone Number (including area code):            (314) 515-2000

File Number under the Securities Exchange Act of 1934:         814-147

        D.  The partnership has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. The partnership is no longer making portfolio investments, and it has less than 100 beneficial owners of its securities. On November 12, 2001, during a special meeting, the limited partners of the partnership voted to cause the partnership to withdraw its election to be regulated as a business development company. Limited partners holding 44,560 units of limited partnership interest of the partnership voted in favor of such withdrawal, and limited partners holding 9,780 units of limited partnership interest of the partnership failed to return their proxies or otherwise vote. No limited partners specifically voted against such withdrawal.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the county of   St. Louis  and state of    Missouri   on the 12th day of November  , 2001 .

      [SEAL]

Signature: COMMUNITY INVESTMENT PARTNERS III, L.P., LLLP
By:	CIP MANAGEMENT, L.P., LLLP, its managing general partner
By:	CIP Management, Inc., its managing general partner
By:	/s/ Daniel A. Burkhardt
Daniel A. Burkhardt, President
Attest:	/s/ Marilyn A. Gaffney
Marilyn A. Gaffney Secretary, CIP Management, Inc.